LPBP Inc.	2700 Matheson Blvd. E.
Suite 300, West Tower
Mississauga, Ontario
L4W 4V9, Canada
Telephone: 416-213-0565
Fax: 416-213-1297

February 5, 2009

All Securities Commissions

Dear Sirs:

RE:	LPBP INC. - Annual Meeting of Shareholders

We wish to advise you of the following dates in connection with our Annual Meeting of Shareholders:

DATE OF MEETING:	April 16, 2009
RECORD DATE FOR NOTICE:	March 2, 2009
RECORD DATE FOR VOTING:	March 2, 2009
SECURITIES entitled to vote:	Class A Common
Routine Business:	Yes [x] No [ ]
CUSIP:	502118102

Yours very truly,

LPBP INC.

/s/ Theresa Cosway

Per:         Theresa Cosway
Law Clerk